April 11, 2019

Giovanni Visentin
Chief Executive Officer
Xerox Holdings Corporation
P.O. Box 4505, 201 Merritt 7
Norwalk, CT 06851-1056

       Re: Xerox Holdings Corporation
           Registration Statement on Form S-4
           Filed March 15, 2019
           File No. 333-230342

Dear Mr. Visentin:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Proposal 1- Approval of the Holding Company Reorganization
Preferred Stock, page 21

1. You indicate that Xerox Holdings Series A Preferred Stock will have the same designations, rights, powers and preferences, and same qualifications, limitations and restrictions as the existing shares of Xerox Corp. Series B Preferred Stock, except for the addition of 1-for-10 voting rights. Please provide a brief description of how the rights of
       Xerox Holdings Series A Preferred Stock holders, which will initially only consist of Darwin Deason, will differ from common stockholders, including the dividend, redemption or conversion rights.
 Giovanni Visentin
Xerox Holdings Corporation
April 11, 2019
Page 2
Background of the Holding Company Reorganization, page 23

2. Please expand your background of the holding company reorganization transaction discussion to provide more details of the strategic growth opportunities that senior management and the board were evaluating since December 2018 to the extent material.
3. Please clarify whether the Fuji Xerox Co. Ltd. ("Fuji Xerox") joint venture between
      Xerox Corp. and Fuji Photofilm Co., Ltd ("Fuji") and the related 2001 Joint Enterprise
      Contract had a material impact on your proposed holding company structure.
Reasons for the Holding Company Reorganization, page 24

4. Please clarify how the proposed holding company structure will provide Xerox Corp. with the flexibility to develop and realize a range of strategic growth opportunities.
5. Please clarify whether the reorganization transaction requires the approval of Fuji or Fuji
      Xerox pursuant to the 2001 Joint Enterprise Contract. To the extent there is a risk that the reorganization transaction may result in a termination or partial termination by Fuji as a result of a change in control provision or any other reason, please clarify such risk and describe the provisions of the 2001 Joint Enterprise Contract that may be implicated.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

FirstName LastNameGiovanni Visentin                         Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameXerox Holdings Corporation
                                                            and Services
April 11, 2019 Page 2
cc:       Timothy M. Fesenmyer, Esq.
FirstName LastName